Final Term Sheet	Filed Pursuant to Rule 433
Medium-Term Notes, Series R – Fixed Rate June 16, 2025	Registration No. 333-283056

PACCAR Financial Corp.

Medium-Term Notes, Series R—Fixed Rate

CUSIP #69371RT89

(the “Notes”)

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☒ U.S. Bancorp Investments, Inc.

☐ BNP Paribas Securities Corp.

☐ BofA Securities, Inc.

☐ ING Financial Markets LLC

☒ J.P. Morgan Securities LLC

☐ Mizuho Securities USA LLC

☒ MUFG Securities Americas Inc.

☐ PNC Capital Markets LLC

☐ RBC Capital Markets, LLC

☒ Santander US Capital Markets LLC

☐ SMBC Nikko Securities America, Inc.

☐ SG Americas Securities, LLC

☐ TD Securities (USA) LLC

☐ Wells Fargo Securities, LLC

☐ Other:

acting as ☒ principal  ☐  agent

at:	☐ varying prices related to prevailing market prices at the time of resale

☒ a fixed initial public offering price of 99.960% of the Principal Amount.

Principal Amount: $400,000,000	Original Issue Date: June 23, 2025 (T+4)

Agent’s Discount or Commission: 0.150%	Final Maturity Date: June 23, 2027

Net Proceeds to Company: $399,240,000	Interest Payment Dates: Semi-annually on each June 23 and December 23, commencing December 23, 2025 Record Dates: June 9 and December 9 preceding the applicable Interest Payment Date

Treasury Benchmark: 3.875% due May 31, 2027

Treasury Yield: 3.971%

Reoffer Spread: T+30bps

Reoffer Yield: 4.271%

Interest Rate: 4.250% per annum

Redemption:
☒	The Notes may not be redeemed prior to the Maturity Date.

☐	The Notes may be redeemed at our option prior to the Maturity Date.

Initial Redemption Date:

Initial Redemption Percentage: ____%

Annual Redemption Percentage Reduction: % until Redemption Percentage is 100% of the Principal Amount.

Repayment:

☒	The Notes may not be repaid prior to the Maturity Date.

☐	The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.

Option Repayment Date(s):

Currency:

Specified Currency: USD (If other than U.S. dollars, see attached)

Minimum Denominations: ___________ (Applicable only if Specified Currency is other than U.S. dollars)

Exchange Rate Agent: ___________ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐ Issue Price: ____%

Form: ☒  Book-Entry  ☐ Certificated

Plan of Distribution:

Name	Title	Principal Amount of Notes
U.S. Bancorp Investments, Inc.	Bookrunner	$100,000,000
J.P. Morgan Securities LLC	Bookrunner	$100,000,000
MUFG Securities Americas Inc.	Bookrunner	$100,000,000
Santander US Capital Markets LLC	Bookrunner	$100,000,000
Total		$400,000,000

Other Provisions:

N/A

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, U.S. Bancorp Investments, Inc., J.P. Morgan Securities LLC, MUFG Securities Americas Inc., Santander US Capital Markets LLC or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607, J.P. Morgan Securities LLC collect at 1-212-834-4533, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, or Santander US Capital Markets LLC at 1-855-403-3636.